Exhibit 1

This announcement contains inside information

06 December 2023

Reiteration of FY23 Delivery In Line with Guidance and Strategy Update

●	Confirming full year 2023 EPS delivery in line with our guidance
●	Continued strong volume and revenue growth in New Categories, led by Vuse and Velo
●	New Category contribution expected to be broadly breakeven, two years ahead of our original target
●	Strong AME and APMEA growth, reflecting the resilience of our global, multi-category strategy
●	Macro-economic pressures in the U.S. impacting combustibles performance
●	Group organic[1] revenue now expected at the low end of our 3-5% guidance range at constant rates
●	Now committing to ‘Building a Smokeless World’, with 50% revenue from Non-combustibles by 2035
●	2024 investment to accelerate our transformation and secure long-term sustainable growth

Tadeu Marroco, Chief Executive

“In 2023 we continue to expect another year of delivery in line with our guidance. I am encouraged by the strong performances of Vuse and Velo, delivering strong volume led revenue growth, and increased profitability. As a result, we now expect New Categories to be broadly breakeven in 2023, two years ahead of our original target.

In combustibles, while the U.S. macro-economic environment remains challenging, I am encouraged that our commercial plans are starting to deliver early signs of portfolio recovery. In AME and APMEA we expect to deliver another strong revenue and profit performance, driven by the strength of our well-balanced portfolio of global brands.  Together, this performance demonstrates the benefit of our global footprint, and multi-category strategy.

To accelerate the next phase of our transformation journey, we are now committing to ‘Building a Smokeless World’. We will deploy our global multi-category portfolio to actively encourage smokers to ‘Switch to Better’ nicotine products, realising the multi-stakeholder benefits of ‘A Better TomorrowTM’.

This commitment is demonstrated by our new ambition to become a predominantly smokeless business, with 50% of our revenue from non-combustibles by 2035. With only 10% of the world’s 1 billion smokers currently using New Category products2, the long-term opportunity for growth as we deliver on our transformation is vast.

Consistent with our vision to ‘Build a Smokeless World’, and in combination with the current macro-economic headwinds impacting the U.S. combustibles industry, in 2023 we will take an accounting non-cash adjusting impairment charge of around £25bn. This accounting adjustment mainly relates to some of our acquired U.S. combustibles brands, as we now assess their carrying value and useful economic lives over an estimated period of 30 years. Accordingly, we will commence amortisation of the remaining value of our U.S. combustibles brands from January 2024.

Building on our broad-based performance in 2023, I am clear that now is the right time to further invest to accelerate our transformation. We are making active investment choices to strengthen our U.S. business, accelerate innovation momentum in Heated Products globally, and enhance capabilities that support our strategic delivery. These investments will impact in 2024, and alongside continued macro-economic pressures in the U.S., we now expect growth in revenue and adjusted profit from operations of low-single digit on an organic1 basis at constant rates. We expect a progressive improvement to 3-5% revenue growth, and mid-single digit adjusted profit from operations growth on an organic1 basis at constant rates by 2026.

We will continue to reward shareholders through our strong cash returns, including our progressive dividend, and, once the middle of our leverage range is reached, we will evaluate all opportunities to return excess cash to our shareholders.

I am confident that the choices we are making today will drive our long-term success and deliver sustainable value for all of our stakeholders.”

Trading Update

Driving profitability3 in New Categories

We have extended our global leadership position4 in Vapour with Vuse value share up 100bps, reaching 36.8% in key markets5. In the U.S., Vuse has continued to grow value share in measured channels reaching 46.0%, up 500bps. In AME and APMEA, we are achieving strong revenue growth, driven by an increased number of consumers, rising cross category poly-usage6 and continued innovation, with Vuse Go now available in 59 markets. We anticipate another significant profitability3 improvement for Vuse in 2023.

In Modern Oral, Velo continues to deliver strong volume led revenue growth and increasing profitability3. Modern Oral is a fast-growing category, driving our volume share of the Total Oral category in key markets7 up 110bps, reaching 8.5%. While our global volume share of Modern Oral is down YTD driven by the U.S, we remain confident in securing the PMTA for our Europe-leading Velo 2.0 platform to support longer-term competitiveness in this market. Elsewhere Velo continues to perform strongly, maintaining its clear category leadership in Europe with 67% volume share in key markets8, and excellent performances across the rest of AME and recently entered emerging markets in APMEA.

Significantly strengthening Heated Products

glo’s performance in 2023 has been disappointing. Slower industry growth, increased poly-usage6 particularly intersecting with Vapour, and heightened competitive activity in Japan and Italy, have resulted in a deceleration in our organic1 volume and revenue growth in the second half, with YTD volume share down 100bps in key markets9 to 18.2%.  Although glo maintains its strong No.2 position globally, performing well in many AME markets including Poland and the Czech Republic, we are working hard to strengthen our innovation pipeline to drive momentum in our longer-term performance.

glo Hyper Air is performing in line with expectations, and we have recently launched veoTM, a range of non-tobacco consumables in 10 markets in Europe, gaining first mover advantage in this new space, with encouraging early results. We look forward to sharing more details on our accelerated Heated Product innovation pipeline in 2024.

Consistent combustibles value growth

Our global volume share in combustibles is flat YTD, with value share down 40bps, reflecting the impact of our commercial actions in the U.S., partly offset by stronger performances in AME and APMEA.

In the U.S., macro-economic pressures and the continued proliferation of illicit modern disposables have continued to impact combustibles industry volume in the second half of the year, with recent signs of premium segment pressure after a more stable first-half.

While our YTD volume share is down 10bps vs FY22, our commercial plans continue to show early signs of share recovery with a 50bps improvement between January and October driven by Newport, Natural American Spirit and Lucky Strike. We have been clear that recovery in U.S. combustibles will take time, however, we are confident that the actions we are taking will strengthen our portfolio over the longer-term.

Outside the U.S., our combustibles business has continued to perform well. In AME, volume share gains and pricing have driven strong revenue and profit growth. In APMEA, the impact of excise led volume declines in Pakistan has been more than offset by our pricing across the region, and we expect 2023 to be another year of strong revenue and profit delivery.

Enhancing financial flexibility

BAT is a highly cash generative business and we expect to deliver close to 100% operating cashflow conversion in 2023. We are making progress towards reaching the middle of our guided 2-3x adjusted net debt10 / adjusted EBITDA11 leverage range and expect to be around 2.7x by year end.

We continue to seek and evaluate all opportunities to enhance balance sheet flexibility, including disposals and the exit of non-strategic markets. We remain committed to a progressive dividend, and once the middle of our leverage range is reached, we will evaluate all opportunities to return excess cash to our shareholders.

Strategic Update

We have the right multi-category strategy. Building on our strong progress to date, and to continue to deliver long-term sustainable growth and returns, we are now focused on (i) sharper strategic execution through delivery on fewer, bigger operational priorities, and (ii) driving a more collaborative and inclusive culture, as we build a more agile and modern BAT.

To steer us towards these two objectives, we have refined our strategic direction and ambition. This will drive our priorities and future choices and strengthen our path to long-term profitable growth and sustainable value creation.

These include:

●	Driving a step change in our innovation capabilities and speed to market
●	Making active choices to accelerate our transformation
●	2024 incremental investment to secure long-term sustainable growth

We will provide more details on our refined strategic direction including the KPIs against which we can be measured at our full year results in February.

Driving a step change in our innovation capabilities and speed to market

We have all the right foundations in place. We committed to a multi-category strategy from the outset, recognising that consumer tastes and preferences are not homogenous. In less than a decade, we have built a portfolio of three powerful brands, Vuse, glo and Velo, delivering more than £3bn of revenue. After significant early-stage investment, we are delighted that we now expect our New Categories to be broadly breakeven in 2023, and to be profitable2 from 2024 onwards.

Building on our deep cross category consumer insights, we will deliver an enhanced innovation pipeline, by further investing in our people, our science, our IP and our capabilities, driving an innovation focused culture. We will continue to leverage our centres of excellence in Southampton, Trieste and Shenzhen to access wider internal and external strategic partnerships focused on developing consumer-relevant premium propositions.

Making active choices to accelerate our transformation

We will leverage our market archetypes to guide how and where we deploy our products and allocate resources, to deliver long term-value creation.

In the U.S., we have now completed a deep and thorough review of our business. As a result, we have begun and will continue to invest in sharpening our portfolio management, strengthening our route-to-market, and further leveraging our broad, digitally enabled, revenue growth management capabilities. We are confident this will drive quality growth over the longer-term and ensure greater resilience through economic cycles.

In Heated Products, we continue to invest to rejuvenate our momentum with an enhanced cadence of innovation in both devices and consumables. The recent launch of our non-tobacco platform veoTM is an early sign that this focus, to deliver world-first consumer-relevant innovations, is yielding results.

We are also taking action to strengthen our organisational capabilities. As part of the Management Board changes announced in June, we created the new Corporate and Regulatory Affairs function to increase external engagement with regulators, policy makers and broader stakeholders.

Sustainable success will also be accelerated by a culture of inclusivity and collaboration, an effort led by Cora Koppe-Stahrenberg, our new Chief People Officer. Cora brings a valuable external lens from a diverse range of transforming industries, and she will be focused on driving a more agile and modern BAT.

2024 incremental investment to secure long-term sustainable growth

In 2024 we expect continued headwinds to impact our U.S. business, driven by macro-economic pressures on the combustibles market and regulatory inaction on illicit disposable vapes.

In addition, as highlighted above, we are making active investment choices to strengthen our U.S. business, accelerate innovation momentum in Heated Products globally, and enhance capabilities that support our strategic delivery.

As a result, we now expect low-single digit revenue and adjusted profit from operations growth in 2024, on an organic1 basis at constant rates. Given planned investment phasing and an expected slow recovery in U.S. macros, we also expect our performance in 2024 to be second half weighted.

We are confident that these are the right near-term investment choices to secure long-term quality growth and they will be made despite transactional FX and inflationary headwinds persisting. Looking forward, we expect accretive New Category growth and stable combustible revenue to continue to drive total nicotine industry revenue growth. This underpins our medium-term guidance where we expect a progressive improvement to a 3-5% revenue and mid-single digit adjusted profit from operations growth, on an organic1 basis at constant rates by 2026.

Technical guidance for full year 2023:

●	Global tobacco industry volume expected to be down c.3%
●	Low end of 3-5% organic[1] constant currency revenue growth
●	Strong New Category revenue growth with further improvement in category contribution alongside incremental investment
●	Mid-single figure constant currency adjusted diluted EPS growth, including a c.2% transactional FX headwind
●	Translational FX is expected to be a c.3% headwind[12] on full year adjusted diluted EPS growth
●	Non-cash amortisation charge will be treated as an adjusting item
●	Adjusted diluted EPS includes the divestment of our business in Russia/Belarus in September
●	Operating cash flow conversion close to 100%

The person responsible for making this announcement on behalf of the Company is C Ferland, Company Secretary.

For further information, please contact:

Media Centre
+44 (0) 20 7845 2888 (24 hours) | @BATplc

Investor Relations
Victoria Buxton: +44 (0)20 7845 2012
Amy Chamberlain: +44 (0)20 7845 1124
Yetunde Ibe: +44 (0)20 7845 1095
John Harney: +44 (0)20 7845 1263
Jane Henderson: +44 (0)20 7845 1117

Webcast and Conference call - The conference call will begin at 8.30am (GMT)

You can access the audio webcast via our website. You can also listen via conference call by dialling the numbers below, using the passcode: 103695

UK Toll-Free: 0800 358 1035
UK-Toll: +44 20 4587 0498
South Africa Toll-Free: +27 80 017 2952
South Africa Toll: +27 87 550 8441
USA Toll-Free: +1 855 979 6654 / +1 800 249 2588
USA Toll: +1 646 787 9445 / +1 646 664 1960

A playback facility for the conference call will be available online via www.bat.com.

Market share and volume data YTD September 2023 average share growth vs. FY2022 average unless otherwise stated.* Based on the weight of evidence and assuming a complete switch from cigarette smoking. “Reduced-risk” products are not risk free and are addictive.

† Our vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products, including Velo, Grizzly, Kodiak, and Camel Snus, which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

1 To supplement the Group’s results presented in accordance with International Financial Reporting Standards (IFRS), the Group’s Management Board, as the chief operating decision maker, reviews certain of its results, including volume, revenue, adjusted profit from operations, and adjusted diluted earnings per share, at constant rates of exchange, prior to the impact of businesses sold or held-for-sale. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of businesses sold or to be held-for-sale provide additional useful information to investors regarding the underlying performance of the business on a comparable basis and in the case of the  sale of the Group’s businesses in Russia and Belarus, the impact these businesses had on revenue and profit from operations. Accordingly, the organic financial measures appearing in this document should be read in conjunction with the Group’s results as reported under IFRS. In 2021, the Group sold its Iranian business. However, as the Iranian business was not significant to the user’s understanding of that year’s or subsequent years’ financial performance, management did not treat the sale of Iranian business as an organic adjustment.

2 Global consumer numbers for New Categories and Smokers at an Industry Level. Source: Statista 2023, Kantar Incidence & Track Studies.

3 Profitability at category contribution level: Profit from operations before the impact of adjusting items and translational foreign exchange, having allocated costs that are directly attributable to New Categories.

4 Based on Vuse estimated value share from reduced-risk products in measured retail for Vapour (i.e., total Vapour category value in retail sales) in the Top 5 Vapour markets.

5 Top 5 Vapour markets: U.S. – Marlin, Canada – Scan Data, UK – NielsenIQ, France – Strator, Germany – NielsenIQ. These five markets cover an estimated c.80% of global closed system revenue.

6 Poly-usage: Refers to a transitional period for smokers towards complete switching to potentially risk reduced nicotine products during which period such smokers reduce cigarette consumption and choose to consume one or more New Category nicotine products.

7 Top 5 Modern Oral markets: U.S. – Marlin, Sweden – NielsenIQ, Denmark – NielsenIQ, Norway – NielsenIQ, Switzerland – IMS. These five markets cover an estimated c.80% of total industry Modern Oral revenue.

8 European leadership refers to Top 4 Modern Oral markets: Sweden – NielsenIQ, Denmark – NielsenIQ, Norway – NielsenIQ, Switzerland – IMS.

9 Top 12 HP markets: Japan – CVS-BC, South Korea – CVS, Italy – NielsenIQ, Greece – NielsenIQ, Hungary - SZTFH, Kazakhstan – NielsenIQ, Ukraine – NielsenIQ, Poland – NielsenIQ, Switzerland – IMS, Romania – NielsenIQ, Malaysia – IPSOS, Czech Republic – NielsenIQ. The T12 HP markets account for c.80% of total industry HP revenue.

10 Adjusted net debt is not a measure defined by IFRS. Adjusted net debt is total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value, excluding the impact of the revaluation of Reynolds American Inc. acquired debt arising as part of the purchase price allocation process.

11 Adjusted EBITDA is not a measure defined by IFRS. Adjusted EBITDA is profit for the year before net finance costs/income, taxation on ordinary activities, depreciation, amortisation, impairment costs, the Group’s share of post-tax results of associates and joint ventures, and other adjusting items.

12 Based on current exchange rates of USD/GBP 1.26105 as at close on 4 December 2023.

Share growth refers to volume share for HP and Modern Oral and value share for Vapour.  As used herein, volume share refers to the estimated retail sales volume of the product sold as a proportion of total estimated retail sales volume in that category and value share refers to the estimated retail sales value of the product sold as a proportion of total estimated retail sales value in that category. Please refer to the 2022 Annual Report on Form 20‐F for a full description of these measures, together with a description of other Key Performance Indicators (KPIs), on pages 322 and 323.

New Categories comprises Heating Products (HP), Vapour and Modern Oral. Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to Food and Drug Administration (FDA) regulation and no reduced-risk claims will be made as to these products without FDA clearance.

Note on Non-GAAP Measures

This announcement contains several forward-looking non-GAAP measures used by management to monitor the Group’s performance. For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis and our forward-looking revenue and other components of the Group’s results, including the revenue generated from combustibles and adjusting items, cannot be estimated with reasonable certainty due to, among other things, the impact of foreign exchange, pricing and volume, which could be significant, being highly variable. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to: present revenue before presenting New Category revenue or organic constant currency revenue; present profit from operations before presenting adjusted profit from operations on an organic basis at constant rates or present earnings per share before presenting constant currency adjusted diluted earnings per share.

The Group’s Management Board regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments, and believes that these measures provide additional useful information to investors. Certain of our measures are presented based on an adjusted basis and on a constant currency basis. Please refer to the 2022 Annual Report on Form 20‐F for a full description of each measure alongside non-financial measures, pages 322 to 336.

One non-GAAP measure which the Group uses and that is contained in this announcement is adjusted diluted earnings per share which is before the impact of adjusting items and is derived from diluted earnings per share. This announcement also contains operating cash conversion, a non-GAAP measure defined as net cash generated from operating activities before the impact of adjusting items and dividends from associates and excluding trade loans to third-parties, pension short fall funding, taxes paid and after net capital expenditure, as a proportion of adjusted profit from operations.

Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in, profit from operations, net finance costs, taxation and the Group’s share of the post‐tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The Group’s Management Board reviews a number of our IFRS and non‐GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year‐on‐year provide additional useful information to investors regarding the operating performance on a local currency basis.

In addition, this announcement contains organic revenue, which is a non-GAAP measure that is before the impact of businesses sold or held for sale and is derived from revenue.  This announcement also contains organic adjusted profit from operations, which is a non-GAAP measure that is before the impact of adjusting items and the impact of businesses sold or held for sale and is derived from profit from operations.

Forward looking statements

References in this announcement to ‘BAT’, ‘Group’, ‘we’, ‘us’ and ‘our’ when denoting opinion refer to British American Tobacco p.l.c. (BAT PLC) and when denoting business activity refer to BAT Group operating companies, collectively or individually as the case may be.

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any BAT PLC shares or other securities. This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. In particular, these forward-looking statements include statements regarding (i) the bullets under “Reiteration of FY23 Delivery In Line with Guidance and Strategy Update”, (ii) the Group’s expectations for New Categories profitability, (iii) the Group’s expectations for revenue and adjusted profit from operations growth in 2024,  on an organic basis at constant rates, (iv) the Group’s expectations for revenue and adjusted operating profit growth, on an organic basis at constant rates by 2026, (v) the Group’s expectations for 2023 results, (vi) the Group’s confidence in securing the PMTA for the Velo 2.0 platform, (vii) statements under the headings “Technical guidance for full year 2023:”, (viii) the Group’s  leverage range target and expectations for year-end and (ix) the Group’s intention, once the middle of its leverage range is reached, to evaluate all opportunities to return excess cash to shareholders. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; changes in the market position, businesses, financial condition, results of operations or prospects of the Group; and direct and indirect adverse impacts associated with climate change and the move towards a circular economy.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of BAT PLC for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT PLC.

Additional information concerning these and other factors can be found in BAT PLC filings with the U.S. Securities and Exchange Commission (SEC), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Group’s Annual Reports, which may be obtained free of charge from the British American Tobacco website http://www.bat.com.